UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04016248

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

Indian Harbor, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 American Lane
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McMenamin 203-862-1400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street (Address) Stamford (City) CT (State) 06902 (Zip Code)

MAR 01 2004

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3.18.04

OATH OR AFFIRMATION

I, Stephen McMenamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Indian Harbor, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Managing Partner
Title

Notary Public

WALTER J. HENNING
Notary Public, State of New York
No 1760675
Qualified in Suffolk County
Commission Expires June 30 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Indian Harbor, LLC

Statement of Financial Condition
December 31, 2003

This report is filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Indian Harbor, LLC as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Indian Harbor, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
January 16, 2004

Indian Harbor, LLC

Statement Of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	47,661
Equipment, net of accumulated depreciation of $18,734		12,949
	$	60,610
Liabilities And Members' Equity		
Accounts payable and accrued expenses (Note 3)	$	918
Members' equity (Note 2)		59,692
	$	60,610

See Notes to Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: On January 2, 2002, Indian Harbor, LLC (the "Company") was approved as a broker-dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. The Company's revenue is primarily derived from providing investment banking services, through its participation in private placement offerings.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The Company operates under the exceptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, which provides that the Company does not hold funds or securities for, or owe money or securities to, customers.

Cash equivalents: Cash equivalents include highly liquid investments which are readily convertible into cash.

Equipment: The Company records equipment at cost and provides depreciation on a straight-line basis over an estimated useful life of three to five years.

Revenue recognition: The Company recognizes revenue from placement fee upon completion of the private placement offering.

Income taxes: The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statement does not include a provision for income tax expense or refunds.

Accounting estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in it's first year). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $46,213 and $5,000. The Company's ratio of aggregate indebtedness to net capital December 31, 2003 was 0.02 to 1.

Note 3. Related Party Transactions

For the year ended December 31, 2003, the Company received amounts from an affiliated company for expense reimbursements related to office space and supplies.